Exhibit 99.2



FY25 FINANCIAL RESULTS & FY26 TO FY28 OUTLOOK

April 9, 2025

FORWARD-LOOKING STATEMENTS

This presentation, including the oral statements made in the live conference call in connection herewith, contain forward-looking statements that are based on certain assumptions, estimates, expectations, plans, analyses, and opinions made by management in light of their experience and perception of historical trends, current conditions, and expected future developments, as well as other factors management believes are appropriate in the circumstances. These forward-looking statements are subject to various risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. When used in this presentation, words such as "anticipate," "intend," "expect," "plan," "continue," "estimate," "exceed," "may," "will," "project," "predict," "propose," "potential," "targeting," "exploring," "goal," "outlook," "forecast," "trend," "path," "scheduled," "implementing," "ongoing," "seek," "could," "might," "should," "believe," "vision," and similar words or expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Although we believe that the estimates, expectations, plans, and timetables reflected in the forward-looking statements are reasonable, they may vary from management's current estimates, expectations, plans, and timetables, and we can give no assurance that such estimates, expectations, plans, and timetables will prove to be correct, as actual results and future events and timetables could differ materially from those anticipated in such statements. Information provided in this presentation and the live conference call are necessarily summarized and may not contain all available material information.

All statements other than statements of historical fact set forth in this presentation and the live conference call may be forward-looking statements, including statements regarding or applicable to our business strategy and vision, the anticipated impact of the tariffs announced by the U.S. government on April 2, 2025 and the Canadian government on March 4, 2025, value proposition and opportunity, growth plans and drivers, operational and commercial execution initiatives, innovation, new products, tools, and capabilities, brand building, digital leadership and capabilities, including through our Digital Business Acceleration initiatives, future marketing strategies and spend, future focus areas, demographic and consumer projections and trends, future sales, space, partnership, distribution, and supply chain initiatives, our beer expansion, optimization, and/or construction activities, including anticipated scope, capacity, supply, costs, capital expenditures, and timeframes for completion, capital allocation priorities and commitments, future operations, financial position, net sales, costs, expenses, marketing investments, impairments, hedging programs, cost savings and efficiency initiatives, operating income, operating margins, leverage ratios, including target net leverage ratio, target dividend payout ratio, depreciation, equity in earnings, net interest expense, capital expenditures, tax rates, anticipated tax liabilities, operating cash flow, free cash flow, EPS, shares outstanding, non-controlling interests, and other financial metrics, expected volume, inventory, price, mix, and depletion trends, non-structural socioeconomic factors, consumer behaviors and demand, near-, medium-, and long-term financial models and targets, future acquisition, disposition, and investment activities, including the SVEDKA Divestiture and the 2025 Wine Divestitures Transaction and its expected timetable, our environmental responsibility, CSR, and human capital approach, initiatives, targets, objectives, ambitions, and priorities, the manner, timing, and duration of our share repurchase program and source of funds for share repurchases, the amount and timing of future dividends, access to capital markets, liquidity and capital resources, value creation efforts, anticipated inflationary pressures, changing prices, and reductions in consumer discretionary income as well as other unfavorable global and regional economic conditions, geopolitical events, and military conflicts, and our responses thereto, and prospects, plans, and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the Projections.



FORWARD-LOOKING STATEMENTS

All Projections speak only as of the date of this presentation. We undertake no obligation to update or revise any Projections, whether as a result of new information, future events, or otherwise, except as required by law. The Projections are based on management's current estimates, expectations, plans, and timetables, and unless otherwise noted, do not take into account the impact of any future acquisition, investment, merger, or other business combination, divestiture (including any associated amount of incremental contingent consideration payment paid or received) including the 2025 Wine Divestitures Transaction, cost savings, restructuring, or efficiency initiatives, or financing or share repurchase that may be completed after the issuance of this presentation. Although we believe that the estimates, expectations, plans, and timetables reflected in the Projections are reasonable, we can give no assurance that such estimates, expectations, plans and timetables will prove to be correct. Accordingly, readers and listeners are cautioned not to place undue reliance on forward-looking information.

In addition to the risks and uncertainties of ordinary business operations and conditions in the general economy and markets in which we compete, the Projections contained in this release are also subject to the risk, uncertainty, and possible variance from our current expectations regarding: potential declines in the consumption of products we sell and our dependence on sales of our Mexican beer brands; economic and other uncertainties associated with our international operations, including new or increased tariffs; impacts of our acquisition, divestiture, investment, and new product development strategies and activities, including from the SVEDKA Divestiture and the 2025 Wine Divestitures Transaction (including completion of the 2025 Wine Divestitures Transaction on the expected terms, conditions, and timetable); dependence upon our trademarks and proprietary rights, including the failure to protect our intellectual property rights; potential damage to our reputation; competition in our industry and for talent; water, agricultural and other raw material, and packaging material supply, production, and/or transportation difficulties, disruptions, and impacts, including limited groups of certain suppliers; reliance on complex information systems and third-party global networks as well as risks associated with cybersecurity and artificial intelligence; dependence on limited facilities for production of our Mexican beer brands, including beer operations expansion, optimization, and/or construction activities, scope, capacity, supply, costs (including impairments), capital expenditures, and timing; operational disruptions or catastrophic loss to our breweries, wineries, other production facilities, or distribution systems; the success of cost savings, restructuring, and efficiency initiatives; severe weather, natural and man-made disasters, climate change, environmental responsibility and CSR regulatory compliance, failure to meet emissions, stewardship, and other environmental responsibility and CSR targets, objectives, or ambitions; reliance on wholesale distributors, major retailers, and government agencies; contamination and degradation of product quality from diseases, pests, weather, and other conditions; communicable infection or disease outbreaks, pandemics, or other widespread public health crises impacting our consumers, employees, distributors, retailers, and/or suppliers; effects of employee labor activities that could increase our costs; our indebtedness and interest rate fluctuations; our international operations, worldwide and regional economic trends and financial market conditions, geopolitical uncertainty, including the impact of military conflicts, or other governmental rules and regulations; class action or other litigation we may face, including related to alleged securities law violations, abuse or misuse of our products, product liability, marketing or sales practices, including product labeling, or other matters; potential impairments of our intangible assets, such as goodwill and trademarks; changes to tax laws, fluctuations in our effective tax rate, accounting for tax positions, the resolution of tax disputes, changes to accounting standards, elections, assertions, or policies, and the impact of a global minimum tax rate; amount, timing, and source of funds for any share repurchases; amount and timing of future dividends; Sands family members' ownership of our Class A Common Stock and Board of Director nomination rights; the choice-of-forum provision in our Amended and Restated By-laws; and other factors and uncertainties disclosed in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended February 29, 2024, and our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2024, which could cause actual future performance to differ materially from our current expectations.



USE OF NON-GAAP FINANCIAL MEASURES, DISCLAIMERS, CAUTION REGARDING OUTDATED MATERIAL, AND LOCATION OF DEFINED TERMS

This presentation may contain non-GAAP financial measures. These and other non-GAAP financial measures, the purposes for which management uses them, why management believes they are useful to investors, and reconciliations to the most directly comparable GAAP financial measures may be found in the appendix of this presentation or at *ir.cbrands.com* under the *Financial Info/Financial History (Non-GAAP)* section. All references to profit measures and earnings per share on a comparable basis exclude items that affect comparability. Non-GAAP financial measures are also referred to as being presented on a comparable, adjusted, or organic basis.

The notes offered under Constellation's commercial paper program have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy Constellation's notes under the commercial paper program.

Unless the context otherwise requires, the term "consumers" refers to legal drinking age consumers and references to "betterment" products means Constellation's lower-alcohol, lower-calorie, non-alcoholic, or no-calorie products.

Market positions and industry data discussed in this presentation have been obtained or derived from industry and other third-party publications and Constellation's estimates. Constellation has not independently verified the data from the industry and other third-party publications. Unless otherwise indicated, (i) all references to market positions are based on equivalent unit volume, and (ii) data discussed in this presentation is based on Constellation data, analysis, plans, and reporting.

Unless otherwise indicated, the information presented as of April 9, 2025, and, to the best of Constellation's knowledge, timely and accurate when made. Thereafter, the information contained in this presentation should be considered historical and not subject to further update by Constellation.

A list of defined terms used within can be found in the appendix of this presentation.



OVERVIEW KEY HIGHLIGHTS

#1 GROWTH LEADER AMONG LARGE CPG COMPANIES WITH A PORTFOLIO FOCUSED PRIMARILY ON **HIGHER-END BEER** AND COMPLEMENTARY **SUPER PREMIUM AND LUXURY WINE AND SPIRITS** BRANDS[1]

1 SIGNIFICANT CASH GENERATION AND RETURNS TO SHAREHOLDERS EXPECTED
- **~$9B in operating cash flow** expected from FY26 to FY28 – and **between $6B to $7B in free cash flow**[2]
- Committed to disciplined and balanced capital allocation – including **share repurchases against $4B authorization**[3]

2 DIFFERENTIATED PERFORMANCE WITHIN CPG INDUSTRY
- Only company of scale to be a **Top 10 growth leader for 12 consecutive years** – with #1 spot for 6 of last 8 years[1]
- 15 consecutive years of volume growth in Beer Business – remained **top share gainer in Beverage Alcohol** in FY25[4]

3 COMPELLING SOLID GROWTH AND OPERATING LEVERAGE OUTLOOK BEYOND FY26
- **Beer** expected to deliver **2% to 4% net sales growth** and **best-in-class 39% to 40% operating margins** in FY27 and FY28, supported by continued distribution gains, disciplined innovation, and marketing investments[2]
- **Wine and Spirits** expected to deliver **up to 3% net sales growth** and **22% to 24% operating margins** in FY27 and FY28, following **2025 Wine Divestitures Transaction** expected to generate **~$900M in proceeds** in FY26[2,5]
- Enterprise-wide restructuring actions expected to deliver over **$200M net annualized cost savings** by FY28

Source: Constellation Brands data, analyses, and plans.
1. Per 2024 Circana U.S. CPG Growth Leaders report.
2. Expectations for fiscal 2026 to fiscal 2028 reflect the anticipated impact of the tariffs announced by the U.S. government on April 2, 2025 and the Canadian government on March 4, 2025.
3. $4B represents new three-year authorization approved by Board of Directors in April 2025 replacing remaining amount left in prior authorization approved by Board of Directors in November 2023.
4. Volume growth excludes brands no longer within portfolio; share gains per Circana, Total U.S. MULOC+, 52 weeks ending March 2, 2025
5. Proceeds subject to closing adjustments; transaction expected to close immediately following the end of Q1 of FY26.



OVERVIEW FINANCIAL RESULTS & OUTLOOK

		Prior Medium-Term Outlook	FY24 Results	FY25 Results	Divestiture Adjustments	FY26 Guidance	Updated Outlook FY27 - FY28
Net Sales Growth (Decline)	Enterprise	~+6 to +8%	+5%[1]	~+2% Reported ~+3% Organic[3]	$(711)M	(2)% to +1% Organic[4]	~+2% to +4%
	Beer	~+7 to +9%	+9%	~+5%		Flat to +3%	~+2% to +4%
	W&S	~+1 to +3%	(9)% Reported (8)% Organic[1]	~(7)% Reported ~(6)% Organic[3]	$(711)M	(20)% to (17)% Organic[4]	Flat to +3%
Operating Margin And / Or Operating Income Growth (Decline)	Enterprise	~33% to 35%	32.6% Comparable	34.0% Comparable	$(245)M Gross Profit Less Mktg.	(3)% to (1)% Comparable Margin ~33%-34%[4]	~35% to 36%
	Beer	~39% to 40%	37.9%	39.7%		Flat to +3% Margin ~39% to 40%	~39% to 40%
	W&S	~25% to 26%	22.2%	19.5%	$(245)M Gross Profit Less Mktg.	(100)% to (97)% Organic Margin Nil[4]	~22% to 24%
	Corporate Expense	+LSD% to +MSD%	$248M	~(1)% $245M		~$265M	~$245M to $250M
Equity In Earnings		$30M to $40M *(Mainly W&S)*	$31M[2] *(Mainly W&S)*	$23M *(Mainly W&S)*		~$30M *(Mainly W&S)*	~$30M *(Mainly W&S)*
Interest Expense, Net		$450M to $600M	$435M	$411M		~$385M	FY27 ~$430M to $440 FY 28~$440M to $450M
Comparable Tax Rate		~20% to 22%	18.5%	17.1%		~18%	FY27 ~20% | FY28 ~22%
Noncontrolling Interests		~$40M	$38M	$50M		~$55M	~$55M
Diluted Shares Outstanding		~184M	184.0M	181.9M		~176M	FY27 ~171M | FY28 ~166M
Reported EPS, $ | Reported EPS Growth, %		+LDD%	$9.39	$(0.45)		$12.33 to $12.63	FY27 +MSD% to +LDD% FY28 +LSD% to +MSD%
Comparable EPS, $ | Comparable EPS Growth, %			$12.38	$13.78		$12.60 to $12.90	
Operating Cash Flow, $ | Operating Cash Flow Growth, %		~$15B to $17B	$2.8B	$3.2B		$2.7B to $2.8B	~+HSD% to +LDD%
CAPEX, $ | CAPEX Growth, %	Enterprise	~$5B,Cumulative	$1.3B	$1.2B		~$1.2B	FY27 ~(40)% YoY Decline FY28 ~(35)% YoY Decline
	Beer	~$4B, Cumulative	$948M	$992M		~$1.0B	~$1.0B, Cumulative
	W&S	~$0.8B,Cumulative	$186M	$177M		~$0.2B	~$0.2B, Cumulative
	Corporate	~$0.2B, Cumulative	$136M	$46M			
Free Cash Flow, $ | Free Cash Flow Growth, %		~$10B to $13B, Cumulative	$1.5B	$1.9B		$1.5B to $1.6B	~+DD%

1 Excludes from FY23 $38.5M of net sales that are no longer part of the Wine & Spirits Business results due to the 2022 Wine Divestiture
2 Excludes equity earnings impact from Canopy investment
3 Excludes $23M of net sales and $10M of gross profit less marketing for the January 2024 to February 2024 period that are no longer part of year-over-year results following the SVEDKA Divestiture
4 Excludes $98M of net sales and $35M of gross profit less market following the SVEDKA Divestiture and $613M of net sales and $210M of gross profit less marketing following the 2025 Wine Divestitures Transaction

Constellation Brands

FY25 FINANCIAL RESULTS



FY25 FINANCIAL SUMMARY TABLES

ENTERPRISE

FY25 | In millions, except per share data	Net Sales	Operating Income (Loss)	Net Income (Loss) Attributable to CBI	Adjusted EBIT	EPS
Reported	$10,209	$355	$(81)	$329	$(0.45)
% Change	2%	(89)%	(105)%	(88)%	(105)%
Comparable	$10,209	$3,475	$2,507	$3,498	$13.78
% Change	2%	7%	10%	7%	11%

BEER

Years Ended | In millions; branded product, 24-pack, 12-ounce case equivalents	Shipments	Depletions	Net Sales	Operating Income (Loss)
February 28, 2025	431.8		$8,539.8	$3,394.4
February 29, 2024	418.1		$8,162.6	$3,094.4
% Change	3.3%	2.9%	5%	10%

WINE AND SPIRITS

Years Ended | In millions; branded product, 9-liter case equivalents	Shipments	Organic Shipments [1]	Depletions [1]	Net Sales [2]	Organic Net Sales	Operating Income (Loss) [2]
February 28, 2025	22.1	22.1		$1,668.9	$1,668.9	$325.1
February 29, 2024	23.8	23.2		$1,799.2	$1,776.6	$398.7
% Change	(7.1)%	(4.7)%	(9.3)%	(7)%	(6)%	(18)%

1 Includes adjustments to remove volumes associated with the SVEDKA Divestiture for the period January 6, 2024, through February 29, 2024, included in the year ended February 29, 2024.
2 Year ended February 29, 2024, includes $22.6 million of net sales and $10.0 million of gross profit less marketing that are no longer part of the wine and spirits segment results due to the SVEDKA Divestiture.













DELIVERING AGAINST OUR STRATEGIC INITIATIVES IN FY25

CONTINUE TO BUILD POWERFUL BRANDS THAT PEOPLE LOVE

FY25 Depletion Growth (Decline) [1]	
Modelo Especial	~5%
Corona Extra	~(3)%
Pacifico	~20%
Modelo Chelada Brands	~2%

DEVELOP CONSUMER-LED INNOVATIONS ALIGNED WITH EMERGING TRENDS

Corona NON-ALCOHOLIC

Top 5 brand and dollar share gainer in non-alcoholic beer segment[2]

Modelo AGUAS FRESCAS

Top ten dollar and volume share gainer among all FMB brands[2]

Pacifico Clara · Modelo Oro

#1 and #2 18 pack SKUs among SKUs launched this year[2]

DEPLOY CAPITAL IN LINE WITH DISCIPLINED AND BALANCED PRIORITIES

Net leverage ratio
2.9X[3] in FY25 below our target of ~3.0x

Enhance Returns
Dividend payout
Q4 FY25: **$181M**
FY25: **$732M**

Share repurchases
Q4 FY25: **$456M**
FY25: **$1.1B**

Organic Investments to Support Growth
Completed and planned modular capacity additions
+6M HL in FY24
+7M HL in FY26-FY28

EMPOWER ENTERPRISE TO ACHIEVE BEST IN CLASS OPERATIONAL EFFICIENCY

In FY25 we delivered **~$220M of cost savings** through supply chain efficiencies across the Enterprise

Beer Business operating margin **increased 180 basis points** to 39.7% in FY25

Achieved **13%** and **28% increases** in operating and free cash flows, respectively, in FY25

1 Company Measures
2 Circana, Total U.S. MULOC+, 52 weeks ending March 2, 2025
3 Comparable basis







NET SALES
FY25 VS FY24 RESULTS

ENTERPRISE

REPORTED $10B | +2% VS FY24
ORGANIC $10B | +3% VS FY24

$ MILLIONS

Beer Business

$8,163
$264
$113
$8,540
FY24
Volume
Price / Mix
FY25

Wine and Spirits Business

$1,799
$(23)
Net Sales of Divested Brand
$1,777
$(94)
$(14)
$1,669
FY24
SVEDKA Divestiture
FY24 Organic
Volume
Price / Mix / Other[1]
FY25

Note: Totals may not sum due to rounding
1 Other includes nonbranded sales

OPERATING INCOME FY25 VS FY24 RESULTS

ENTERPRISE REPORTED **$0.4B[1]** | **(89)%** VS FY24
COMPARABLE **$3.5B[1]** | **+7%** VS FY24



Beer Business

$276 $103 $(27) $(81) FY25 MKTG. 9.0% of Net Sales $29 FY25 Other SG&A 5% of Net Sales $3,094 $3,394

FY24 | V/P/M | Depr. | Other COGS | MKTG. | Other SG&A | FY25

$ MILLIONS



Wine and Spirits Business

$399 $(11) CAM of Divested Brand $388 $(71) $(12) $3 $17 $325

FY24 | SVEDKA Divestiture | FY24 EX CAM ADJ. | V/P/M | COGS | MKTG. | Other SG&A | FY25


Constellation Brands

FY26 TO FY28 ENTERPRISE & BUSINESSES OUTLOOK[1]



1 Expectations for fiscal 2026 to fiscal 2028 reflect the anticipated impact of the tariffs announced by the U.S. government on April 2, 2025 and the Canadian government on March 4, 2025.

ENTERPRISE FY26 TO FY28 OUTLOOK

CONSOLIDATED NET SALES	CONSOLIDATED OPERATING INCOME	DILUTED EPS TARGET
Low Single-Digit CAGR[1]	Low to Mid Single-Digit CAGR[1] ~34-35% Operating Margin	Low Single-Digit to High Single-Digit CAGR[1]

Generate cumulative
~$9B
OPERATING CASH FLOW

Expect to maintain ~3.0x[2] net leverage ratio	Expect to maintain ~30% annual dividend payout ratio	Expect growth and maintenance Capex of ~$2.4B across enterprise from FY26 to FY28	Share Buyback authorization of $4B from FY26 to FY28[3]	Disciplined and rigorous process to assess with strict criteria any M&A considered

1 CAGRs calculated per FY26 to FY28 outlook relative to FY25 results net of divestiture adjustments.
2 Comparable basis
3 $4B represents new three-year authorization approved by Board of Directors in April 2025 replacing remaining amount left in prior authorization approved by Board of Directors in November 2023.



BEER BUSINESS FINANCIAL RESULTS & OUTLOOK

	Prior Medium-Term Outlook	FY24 Results	FY25 Results	FY26 Guidance	Updated Outlook FY27 – FY28
Net Sales Growth	+7 to 9%	+9%	+5%	Flat to 3%	+2 to 4%
COGS Growth (Decline) Net of cost savings	+LSD%	+12%	(1)%	+LSD-MSD%	
Packaging and Raw Materials As a % of total COGS	55-60%	Midpoint of 55-60%	Just under midpoint of 55-60%	~55-60%	
Logistics As a % of total COGS	~20%	Just over 20%	~20%	~15-20%	
Labor and Overhead As a % of total COGS	~15%	Just under 15%	~15%	~15-20%	
Depreciation As a % of net sales	~3.5% to 4%	4.0%	4.0%	~5%	~4-5%
Marketing As a % of net sales	~9%	8.4%	9%	~8.5%	
Other SG&A As a % of net sales	~5%	5.3%	4.7%	Just over 5%	~5%
Operating Margin	~39% to 40%	37.9%	39.7%	~39% to 40%	
CAPEX	$4.0B	$948M	$992M	~$1.0B	~$1.0B, Cumulative
Total Anticipated Capacity	~48M to ~64M HL	~48M HL	~48M HL	~55M HL by FY28	

Source: Constellation Brands data, analyses, and plans.

Constellation Brands

BEER BUSINESS GROWTH DRIVERS

BEER BUSINESS SHIPMENT VOLUME GROWTH

FORECAST

ACTUAL

+MSD% VOLUME CAGR

+LSD% VOLUME CAGR

~389M CASES

~432M CASES

FY23

FY25

FY28

⬆ DISTRIBUTION & ⬆ INNOVATION (PACKS AND LIQUIDS)

⬆ DEMOGRAPHICS & ⬇ OTHER FACTORS AFFECTING DEMAND / VELOCITIES

VOLUME GROWTH DRIVERS AND DRAGS

1 Distribution exceeded the ~40-50% growth contribution range from FY23 to FY25 but is expected to contribute within that range from FY25 to FY28

2 Innovation was in the lower half of the ~20-40% growth contribution range from FY23 to FY25 and is expect to contribute at the low end of the range from FY25 to FY28

3 Demographics was a positive contributor to growth from FY23 to FY25 supported by increases in total population and share of Hispanic population

Pricing elasticities, marketing effectiveness, brand health, and brand incrementality have performed largely as anticipated

Other socioeconomic factors had a negative impact on demand / velocities from FY23 to FY25 – particularly in FY25

Source: Constellation Brands data, analyses, and plans.



BEER BUSINESS DISTRIBUTION & INNOVATION

BEER BUSINESS POINTS OF DISTRIBUTION (POD) GROWTH



FORECAST

ACTUAL

+HSD% POD CAGR

+MSD% POD CAGR

FY23 | CORE BEER BRANDS | FLAVOR & BETTERMENT BRANDS | FY25 | CORE BEER BRANDS | FLAVOR & BETTERMENT BRANDS | FY28

POINTS OF DISTRIBUTION GROWTH DRIVERS

1 Modelo Especial contributed over 40% of Core Beer Brands POD growth from FY23 to FY25 and is expected to contribute over 30% from FY25 to FY28

2 Pacifico was 2nd largest POD growth driver among Core Beer Brands from FY23 to FY25 contributing over 20% of uplift and is expect to contribute over 30% from FY25 to FY28

3 Modelo Cheladas were and are expected to remain the largest new POD contributors of the Flavor and Betterment Brands from FY23 to FY25 and from FY25 to FY28

4 Incremental POD contribution from launch of Modelo Spiked Aguas Frescas, Modelo Oro, Corona Non-Alcoholic, and Corona Sunbrew from FY23 to FY25 was partly offset by de-prioritization of Corona Hard Seltzer and Corona Refresca

Source: Constellation Brands data, analyses, and plans.
Note: Core Beer Brands include Modelo Especial, Corona Extra, Pacifico, Corona Familiar, Victoria, and Modelo Negra; Flavor & Betterment Brands include Modelo Cheladas, Modelo Aguas Frescas, Fresca Mixed, Modelo Ranch Water, Corona Sunbrew, Corona Seltzer, Corona Refresca, Corona Premier, Corona Light, Modelo Oro, Corona NA, and Emerging Brands (Shyft, Rule of Five, The Drop).


Constellation Brands

BEER BUSINESS DISTRIBUTION & INNOVATION

	Constellation Brands	ABInBev	MOLSON COORS beverage company
BRAND FAMILIES	5	80	50
TOTAL SKUS	160	1,300	650
NET SALES PER SKU	$55M / SKU	$11M / SKU	$13M / SKU
TOP THREE BRAND SKUS	59	121	107
INNOVATION SKUS	122	354	198
INNOVATION $ SALES PER SKU	$3.3M / SKU	$0.8M / SKU	$1.7M / SKU

INNOVATION RUNWAY & PERFORMANCE

1 Our focused portfolio of brands and SKUs provides continued runway for disciplined pack and liquid innovation

2 Our top three brands offer a considerably lower number of SKUs than the top three brands of our most scaled peers

3 Our pack and liquid innovation has remained more concentrated and delivered more dollars per SKU than that of our most scaled peers

Source: Circana MULOC+ data for the 52-weeks ending March 2, 2025.

Constellation Brands

BEER CATEGORY DEMOGRAPHICS & OTHER FACTORS

DEMOGRAPHICS AND OTHER FACTORS AFFECTING DEMAND / VELOCITIES OF BEER CATEGORY AND IMPORT SEGMENT

IMPACTS SHOWN IN CHART DO NOT SPECIFICALLY REFLECT EFFECT ON CONSTELLATION BRANDS BEER BUSINESS PORTFOLIO



INCREASE IN…
NEGATIVE DEMAND IMPACT | POSITIVE DEMAND IMPACT
PRIME BEER-DRINKING AGE POPULATION
SHARE OF HISPANIC POPULATION
INCOME PER CAPITA
UNEMPLOYMENT
COLLEGE EDUCATION
4000+ CALORIE JOBS
OWN CATEGORY / SEGMENT PRICE
COMPETITIVE CATEGORY PRICE
COMPETITIVE SEGMENT PRICE
SHIFT IN SOCIAL ACTIVITIES
BEER CATEGORY
IMPORT SEGMENT

1. Demographics have an important elasticity impact on the beer category and import segment demand – however, employment market, pricing, and social activities are also relevant when assessing elasticities
2. FY25 presented a softer consumer demand environment for the beer category and import segment due to non-structural pressures on certain socioeconomic factors
3. Our portfolio still delivered strong growth in the share of dollar sales to new LDA consumers in FY25 at nearly twice the rate of the total Beer category
4. Our portfolio has the highest level of loyalty among Hispanic consumers relative to those of other major beer suppliers in the U.S. – and our top three brands are also increasing loyalty among non-Hispanic consumers

Source: Constellation Brands data; Constellation Brands and Tellusant analyses.

Constellation Brands

BEER BUSINESS COGS, MARKETING AND OTHER SG&A

COGS, MARKETING, OTHER SG&A, AND OPERATING INCOME AS A PERCENT OF NET SALES

FORECAST

ACTUAL

EXPECT TO MAINTAIN
BEST-IN-CLASS ~39-40%
OPERATING MARGIN
IN FY26-FY28

	FY24	FY25	FY26	FY27-FY28
COGS	48.4%	46.5%		~8.5%
MARKETING	8.4%	9.0%	~8.5%	~5%
OTHER SG&A	5.3%	4.7%	~5.5%	~39-40%
OPERATING INCOME	37.9%	39.7%	~39-40%	

■ OPERATING INCOME ■ OTHER SG&A ■ MARKETING ▢ COGS

COGS, MARKETING AND OTHER SG&A EXPECTATIONS

1 We intend to at least partially offset anticipated COGS inflation through savings and efficiency initiatives including supplier and sourcing optimization, innovation to reduce material and manufacturing costs, and productivity gains across logistics

Note that our COGS expectations reflect the anticipated impact of the tariffs announced by the U.S. government on April 2, 2025

2 We expect to continue to drive marketing efficiencies with the prioritization of highest-return opportunities across our core beer and flavor brands, while deploying strategic investments in our betterment brands

3 We anticipate SG&A as a percentage of net sales to remain relatively in-line to recent Fiscal Years at ~5% to support the continued growth of our beer brands

4 Ultimately, our expectations to deliver best-in-class 39% to 40% operating margins in our Beer Business remain unchanged

Source: Constellation Brands data, analyses, and plans.



W&S BUSINESS FINANCIAL RESULTS & OUTLOOK

	Prior Medium-Term Outlook	FY24 Results	FY25 Results	Divestiture Adjustments	FY26 Guidance	Updated Outlook FY27 – FY28
Net Sales Growth (Decline)	~1 to 3%	(9)% Reported (8)% Organic[1]	(7)% Reported (6)% Organic[2]	$(711)M	(20)% to (17)% Organic[3]	Flat to 3%
COGS Growth (Decline) Net of cost savings	+LSD% to MSD%	(8)%	(4)%		(MSD)% Organic	FY27 (LDD)% FY28 +HSD%
Marketing As a % of net sales	~8 to 8.5%	9.2%	9.7%		~9% including restructuring savings	~7% including restructuring savings
Other SG&A As a % of net sales	~14.5%	15.1%	15.3%		~30% including restructuring savings	~17% to 18% including restructuring savings
Operating Margin And / Or Operating Income Growth (Decline)	~25% to 26%	22.2%	19.5%	$(245)M Gross Profit Less Mktg.	Margin: Nil YoY: (100)% to (97)%, Organic[3]	~22% to 24%
Equity In Earnings	*$30M to $40M Mainly W&S*	*$31M[4] Mainly W&S*	*$23M Mainly W&S*		*~$30M Mainly W&S*	
CAPEX	~$0.8B, Cumulative	$186M	$177M		~$0.2B	Less than $0.2B, Cumulative

1 Excludes from FY23 $38.5M of net sales that are no longer part of the Wine & Spirits Business results due to the 2022 Wine Divestiture
2 Excludes $23M of net sales and $10M of gross profit less marketing for the January 2024 to February 2024 period that are no longer part of year-over-year results following the SVEDKA Divestiture
3 Excludes $98M of net sales and $35M of gross profit less market for the March 1, 2024 to January 5, 2025 period as a result of the SVEDKA Divesture and $613M of net sales and $210M of gross profit less marketing for the June 1, 2024 to February 28, 2025 as a result of the 2025 Wine Divestitures Transaction
4 Excludes equity earnings impact from Canopy investment



W&S BUSINESS DIVESTITURE & RESTRUCTURING IMPACT

NET SALES MIX CHANGE BY CATEGORY SEGMENTS & CHANNEL

FORECAST

ACTUAL

FY25-FY28 TOTAL SEGMENT CAGR ESTIMATES

FY25 YOY GROWTH BY CHANNEL

Left chart (Category Segments)

- FY25: Higher-end 42%, Mainstream 58%
- FY26: BRANDS OVER 90% / BULK
- FY27-FY28: BRANDS OVER 90% / BULK
  - WINE: +LSD% SPIRITS: +MSD%
  - WINE: (LSD)% SPIRITS: +MSD%

Right chart (Channel)

- FY25: DTC 5%, International 11%, U.S. Wholesale & Other 84%
- FY26: +7%, +2%, (8)%, LOW TEENS
- FY27-FY28: HIGH TEENS, ~70%

HIGHER-END SEGMENTS
MAINSTREAM SEGMENTS

DTC
INTERNATIONAL
U.S. WHOLESALE & OTHER

W&S BUSINESS KEY CHANGES

1 The 2025 Wine Divestiture Transaction includes Woodbridge, Cooks, J. Roget, SIMI, Robert Mondavi Private Selection, and Meiomi (wine brands mostly positioned in the declining mainstream segment) and associated U.S. vineyards and facilities

2 Additional restructuring actions are expected to deliver over $100M in net annualized cost savings across COGS, Marketing, and SG&A by FY28, including ~$55M in FY26

3 We also expect a reduction in Capex from ~11% of Net Sales in FY25 to ~7% of Net Sales by FY28, as current hospitality investments associated with higher-growth higher-end brands and DTC channels are completed

Source: Constellation Brands data, analyses, and plans, including category and channel actuals and estimates sourced from tax and import data, IWSR, SipSource, and Circana..



FY26 TO FY28
CAPITAL ALLOCATION OUTLOOK[1]



1 Expectations for fiscal 2026 to fiscal 2028 reflect the anticipated impact of the tariffs announced by the U.S. government on April 2, 2025 and the Canadian government on March 4, 2025.

ENTERPRISE OPERATING CASH FLOW & CAPITAL ALLOCATION PRIORITIES

ANNUAL OPERATING CASH FLOW



FORECAST

ACTUAL

FY28 VS FY23
+LSD% TO
+MSD% CAGR

~$3.2B

FY26
GUIDANCE
$2.7 – $2.8B

~$2.8B

~$2.8B

FY23   FY24   FY25   FY26   FY28

FY26 - FY28 CUMULATIVE OPERATING CASH FLOW
~$9B

COMMITTED TO DEPLOYING CASH IN ALIGNMENT WITH DISCIPLINED AND CONSISTENT CAPITAL ALLOCATION PRIORITIES

SOLID INVESTMENT GRADE RATING
Expect to remain at current net leverage ratio of ~3.0x

DIVIDEND GROWTH IN-LINE WITH EARNINGS
Expect to maintain target of ~30% annual dividend payout ratio

ORGANIC INVESTMENTS TO SUPPORT GROWTH
Expect total Beer Business growth and maintenance Capex of ~$2B from FY26 to FY28

SHARE REPURCHASES TO ENHANCE RETURNS
New total 3-year $4B share repurchase authorization

TUCK IN ACQUISITIONS
Disciplined and rigorous process to assess any potential M&A considered



Source: Constellation Brands data, analyses, and plans..

ENTERPRISE INVESTMENTS FOCUSED ON GROWTH

ENTERPRISE CAPITAL EXPENDITURES



FORECAST

ACTUAL

EXPECT ~$2.4B IN TOTAL CAPEX FROM FY26-FY28 WITH ~$2B IN BEER BUSINESS

~$1.3B

~$1.2B

FY26 GUIDANCE ~$1.2B

CAPEX AS A PERCENT OF NET SALES EXPECTED TO DECLINE FROM ~13% IN FY25 TO ~4% IN FY28

FY24   FY25   FY26   FY27   FY28

■ BEER ■ WINE & SPIRITS ■ CORPORATE

BEER BREWERY CAPACITY & EXPANSION PLANS



FORECAST

ACTUAL

PLAN TO ADD ~7M OF CAPACITY PRIMARILY AT VERACRUZ BETWEEN FY26-FY28

~55M HL

~48M HL

~42M HL

FY23   FY25   FY26-FY28

Source: Constellation Brands data, analyses, and plans..

Constellation Brands



ENTERPRISE DIVIDENDS & SHARE REPURCHASES

CASH RETURN TO SHAREHOLDERS

FORECAST
ACTUAL
$5B FOUR-YEAR CASH RETURN TARGET EXCEEDED
$3.1B
$2.3B
$2.7B TWO-YEAR CASH RETURN
$250M
$654M
$1.1B
$732M
EXPECT CONTINUED STRONG CASH RETURNS
NEW $4B THREE-YEAR REPURCHASE AUTHORIZATION
TARGET ~30% DIVIDEND PAYOUT RATIO
FY20 - FY23
FY24
FY25
FY26 - FY28
DIVIDENDS
SHARE REPURCHASES

CURRENT SHARE REPURCHASE AUTHORIZATIONS AMONGST SELECT BEVERAGE ALCOHOL PEERS

TIMELINE
PEER 1
NO CURRENT SHARE REPURCHASE AUTHORIZATION
PEER 2
NO CURRENT SHARE REPURCHASE AUTHORIZATION
PEER 3
NO CURRENT SHARE REPURCHASE AUTHORIZATION
PEER 4
NO CURRENT SHARE REPURCHASE AUTHORIZATION
PEER 5
N/A
PEER 6
2 YEARS
PEER 7
5 YEARS
PEER 8
1 YEAR
STZ
3 YEARS
$0B
$1B
$2B
$3B
$4B

Sources: Constellation Brands data reflects completed share repurchases for FY20-FY25 period and current share repurchase authorization for FY26-FY28. Competitor data reflects latest share repurchase authorization announcement from SEC filings and Company-issued press releases of the publicly traded companies within the competitors listed in Constellation Brands latest 10-K. Euros converted to USD based on currency exchange rate of April 1, 2025.

Constellation Brands

APPENDIX



DEFINED TERMS



DEFINED TERMS

Unless the context otherwise requires, the terms "Company," "CBI," "STZ," "we," "our," or "us" refer to Constellation Brands, Inc. and its subsidiaries. We use terms in this presentation that are specific to us or are abbreviations that may not be commonly known or used.

Term	Meaning
$	U.S. dollars
2022 Wine Divestiture	Sale of certain mainstream and premium wine brands and related inventory on October 6, 2022
2025 Wine Divestitures Transaction	We entered into a definitive agreement to fully divest and, in certain instances, exclusively license the trademarks of a portion of our wine and spirits business, primarily centered around our remaining lower-end wine brands and associated inventory, wineries, vineyards, offices, and facilities
4000+ Calorie Jobs	Jobs that require a significant amount of physical effort, e.g. construction, agriculture, and mining
Avg.	Average
B	Billions
CAGR	Compound annual growth rate
CAM	Contribution after marketing, which equals gross profit less marketing expenses
Canopy	Canopy Growth Corporation
CAPEX	Capital Expenditures
Circana	A leading provider of consumer, shopper, and retail market intelligence and insights; compiles laser-scanning data and other information to develop projected monthly revenues and volume sales on CPG. Provider of syndicated data with detailed analysis of sales
COGS	Cost of product sold
DD	Double-digits
DEPR.	Depreciation
DTC	Direct to consumer
E.U.	European Union
EBIT	Earnings before interest and taxes
EIE	Equity in earnings
EPS	Diluted net income (loss) per share attributable to CBI
FMB	Flavored malt beverage



DEFINED TERMS

Unless the context otherwise requires, the terms "Company," "CBI," "STZ," "we," "our," or "us" refer to Constellation Brands, Inc. and its subsidiaries. We use terms in this presentation that are specific to us or are abbreviations that may not be commonly known or used.

Term	Meaning
FY	Fiscal year
GAAP	General accepted accounting principles in the U.S.
Higher-End Spirits	Spirits that generally sell above $14.00 - $17.00 per bottle at retail
Higher-End Wine	Wine that sells above $11.00 per bottle at retail for table wine and above $13.00 for sparkling wine
HL	Hectoliters
HSD	High single-digit
LDA	Legal drinking age
LDD	Low double-digit
Lower-End Spirits	Spirits that generally sell for less than $14.00 - $17.00 per bottle at retail
Lower-End Wine	Wine that sells for less than $11.00 per bottle at retail for table wine and less than $13.00 for sparkling wine
LSD	Low single-digit
M	Millions
M&A	Mergers and acquisitions
MAINSTREAM	Includes wine that sells less than $11.00 per bottle at retail, sparkling wine and all other wine that sells less than $13.00 per bottle at retail, and spirits that sell less than $14.00 per bottle at retail
MKTG.	Marketing
MSD	Mid single-digit
NA	Not applicable
NM	Not meaningful
POD	Point of distribution
PREMIUM	Includes wine that sells between $11.00 to $24.99 per bottle at retail, sparkling wine that sells between $13.00 to $34.99 per bottle at retail, tequila that sells between $17.00 to $23.99 per bottle at retail, and whiskey that sell between $17.00 to $24.99 per bottle at retail



DEFINED TERMS

Unless the context otherwise requires, the terms "Company," "CBI," "STZ," "we," "our," or "us" refer to Constellation Brands, Inc. and its subsidiaries. We use terms in this presentation that are specific to us or are abbreviations that may not be commonly known or used.

Term	Meaning
SEC	Securities and Exchange Commission
SG&A	Selling, general, and administrative expenses
SKU	Stock keeping unit
SVEDKA Divestiture	Sale of the SVEDKA brand and related assets, primarily including inventory and equipment
U.S.	United States of America
V/P/M	Volume / Price / Mix
W&S	Wine and Spirits
YoY	Year-over-year



SHIPMENT AND DEPLETION HISTORICAL CADENCE



BEER BUSINESS
HISTORICAL SHIPMENT VOLUME CADENCE



BEER BUSINESS
HISTORICAL DEPLETION VOLUME CADENCE



WINE AND SPIRITS BUSINESS HISTORICAL SHIPMENT VOLUME CADENCE



WINE AND SPIRITS BUSINESS
HISTORICAL DEPLETION VOLUME CADENCE



Constellation Brands

HISTORICAL STZ REPORTED DEPLETIONS TO CIRCANA DATA GAP

Key Considerations
~55% of STZ volumes reflected in Circana data

Circana viewed as an indicator of relative performance and longer-term trends, **not for short term STZ volume growth expectations**

Gap varies over time driven by a multitude of factors e.g. Sampling and projection changes & channel shifts

— STZ Depletions
— Circana STZ Volume Growth

Channel shift driven by global pandemic

| **FY15** *Avg. gap* *2%* | **FY16** *Avg. gap* *4%* | **FY17** *Avg. gap* *3%* | **FY18** *Avg. gap* *3%* | **FY19** *Avg. gap* *3%* | **FY20** *Avg. gap* *1%* | **FY21** *Avg. gap* *11%* | **FY22** *Avg. gap* *-7%* | **FY23** *Avg. gap* *0%* | **FY24** *Avg. gap* *3%* | **FY25** *Avg. gap* *0%* |

Source: Company quarterly depletion growth rates from FY15 through.
Source: Circana / IRI, Multi-Outlet + Convenience 3 months ended aligned with Constellation Fiscal Year



FINANCIAL INFORMATION



CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)
(unaudited)

	February 28, 2025	February 29, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 68.1	$ 152.4
Accounts receivable	736.5	832.8
Inventories	1,437.2	2,078.3
Prepaid expenses and other	561.1	666.0
Assets held for sale	913.5	—
Total current assets	3,716.4	3,729.5
Property, plant, and equipment	7,409.8	8,055.2
Goodwill	5,126.8	7,980.3
Intangible assets	2,532.3	2,731.7
Deferred income taxes	1,805.3	2,055.0
Other assets	1,061.7	1,140.0
Total assets	$ 21,652.3	$ 25,691.7
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Short-term borrowings	$ 806.7	$ 241.4
Current maturities of long-term debt	1,402.0	956.8
Accounts payable	939.8	1,107.1
Other accrued expenses and liabilities	886.7	836.4
Total current liabilities	4,035.2	3,141.7
Long-term debt, less current maturities	9,289.0	10,681.1
Deferred income taxes and other liabilities	1,193.3	1,804.3
Total liabilities	14,517.5	15,627.1
CBI stockholders' equity	6,882.0	9,743.1
Noncontrolling interests	252.8	321.5
Total stockholders' equity	7,134.8	10,064.6
Total liabilities and stockholders' equity	$ 21,652.3	$ 25,691.7

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended		Years Ended	
	February 28, 2025	February 29, 2024	February 28, 2025	February 29, 2024
Sales	$ 2,312.7	$ 2,300.3	$ 10,956.9	$ 10,711.0
Excise taxes	(148.5)	(161.1)	(748.2)	(749.2)
Net sales	2,164.2	2,139.2	10,208.7	9,961.8
Cost of product sold	(1,049.5)	(1,100.0)	(4,894.1)	(4,944.3)
Gross profit	1,114.7	1,039.2	5,314.6	5,017.5
Selling, general, and administrative expenses	(505.3)	(411.0)	(1,950.0)	(1,832.7)
Goodwill and intangible assets impairment	(547.7)	—	(2,797.7)	—
Assets held for sale impairment	(478.0)	—	(478.0)	—
Gain (loss) on sale of business	266.0	1.2	266.0	(15.1)
Operating income (loss)	(150.3)	629.4	354.9	3,169.7
Income (loss) from unconsolidated investments	(92.1)	(34.4)	(26.3)	(511.8)
Interest expense, net	(100.2)	(102.4)	(411.4)	(436.1)
Income (loss) before income taxes	(342.6)	492.6	(82.8)	2,221.8
(Provision for) benefit from income taxes	(28.0)	(88.2)	51.7	(456.6)
Net income (loss)	(370.6)	404.4	(31.1)	1,765.2
Net (income) loss attributable to noncontrolling interests	(4.7)	(12.0)	(50.3)	(37.8)
Net income (loss) attributable to CBI	$ (375.3)	$ 392.4	$ (81.4)	$ 1,727.4
Class A Common Stock:				
Net income (loss) per common share attributable to CBI – basic	$ (2.09)	$ 2.15	$ (0.45)	$ 9.42
Net income (loss) per common share attributable to CBI – diluted	$ (2.09)	$ 2.14	$ (0.45)	$ 9.39
Weighted average common shares outstanding – basic	179.913	182.916	181.476	183.307
Weighted average common shares outstanding – diluted	179.913	183.561	181.476	183.959
Cash dividends declared per common share	1.01	0.89	4.04	3.56

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Years Ended	
	February 28, 2025	February 29, 2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (31.1)	$ 1,765.2
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized net (gain) loss on securities measured at fair value	47.9	85.4
Deferred tax provision (benefit)	(210.3)	147.9
Depreciation	445.7	427.9
Stock-based compensation	72.2	63.6
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings	(5.4)	321.2
Noncash lease expense	112.4	91.3
Amortization of debt issuance costs and loss on extinguishment of debt	10.4	11.7
Equity method investments impairment	8.7	136.1
Assets held for sale impairment	478.0	—
(Gain) loss on sale of business	(266.0)	15.1
Gain (loss) on settlement of pre-issuance hedge contracts	—	1.9
Net gain in connection with Canopy exchangeable shares	(7.2)	—
Goodwill and intangible assets impairment	2,797.7	—
Change in operating assets and liabilities, net of effects from purchase and sale of business:		
Accounts receivable	90.3	73.2
Inventories	(152.2)	(182.3)
Prepaid expenses and other current assets	(89.4)	(76.5)
Accounts payable	101.5	24.7
Deferred revenue	(35.5)	(11.0)
Other accrued expenses and liabilities	(48.9)	(115.9)
Other	(166.6)	0.5
Total adjustments	3,183.3	1,014.8
Net cash provided by (used in) operating activities	3,152.2	2,780.0
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant, and equipment	(1,214.1)	(1,269.1)
Purchase of business, net of cash acquired	(158.7)	(7.5)
Investments in equity method investees and securities	(35.0)	(34.6)
Proceeds from sale of assets	35.5	21.9
Proceeds from sale of business	409.2	5.4
Other investing activities	(11.7)	(2.0)
Net cash provided by (used in) investing activities	(974.8)	(1,285.9)

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Years Ended	
	February 28, 2025	February 29, 2024
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	—	1,144.4
Principal payments of long-term debt	**(957.0)**	(809.7)
Net proceeds from (repayments of) short-term borrowings	**565.3**	(923.9)
Dividends paid	**(731.8)**	(653.8)
Purchases of treasury stock	**(1,123.8)**	(249.7)
Proceeds from shares issued under equity compensation plans	**73.8**	104.5
Payments of minimum tax withholdings on stock-based payment awards	**(13.8)**	(11.2)
Payments of debt issuance, debt extinguishment, and other financing costs	**(0.1)**	(7.7)
Distributions to noncontrolling interests	**(57.5)**	(52.6)
Payment of contingent consideration	**(0.7)**	(14.9)
Purchase of noncontrolling interest	**(16.2)**	—
Net cash provided by (used in) financing activities	**(2,261.8)**	(1,474.6)
Effect of exchange rate changes on cash and cash equivalents	**0.1**	(0.6)
Net increase (decrease) in cash and cash equivalents	**(84.3)**	18.9
Cash and cash equivalents, beginning of period	**152.4**	133.5
Cash and cash equivalents, end of period	**$ 68.1**	$ 152.4

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATION OF REPORTED AND ORGANIC NET SALES
(in millions)
(unaudited)

For periods of acquisition, we define organic net sales as current period reported net sales less net sales of products of acquired businesses reported for the current period, as appropriate. For periods of divestiture, we define organic net sales as prior period reported net sales less net sales of products of divested businesses reported for the prior period, as appropriate. We provide organic net sales because management uses this information in monitoring and evaluating the underlying business trends of our core operations. Wine and Spirits net sales are provided by channel and market categories as management uses this information to monitor this business. In addition, we believe this information provides investors, financial analysts covering the Company, rating agencies, and other external users ("our investors") valuable insight on underlying business trends and results and, in the case of Wine and Spirits, the underlying composition of segment net sales and results, in order to evaluate year-over-year financial performance.

The divestiture impacting the periods below consists of the sale of the SVEDKA brand and related assets (the "SVEDKA Divestiture") (sold January 6, 2025).

	Three Months Ended			Years Ended		
	February 28, 2025	February 29, 2024	Percent Change	February 28, 2025	February 29, 2024	Percent Change
Consolidated net sales	$ 2,164.2	$ 2,139.2	1%	$ 10,208.7	$ 9,961.8	2%
SVEDKA Divestiture adjustment [1]	—	(22.6)		—	(22.6)	
Consolidated organic net sales	$ 2,164.2	$ 2,116.6	2%	$ 10,208.7	$ 9,939.2	3%
Beer net sales	$ 1,704.4	$ 1,702.8	0%	$ 8,539.8	$ 8,162.6	5%
Wine and Spirits net sales	$ 459.8	$ 436.4	5%	$ 1,668.9	$ 1,799.2	(7%)
SVEDKA Divestiture adjustment [1]	—	(22.6)		—	(22.6)	
Wine and Spirits organic net sales	$ 459.8	$ 413.8	11%	$ 1,668.9	$ 1,776.6	(6%)

[1] For the period January 6, 2024, through February 29, 2024, included in the three months ended and year ended February 29, 2024.

[2] Wine and Spirits net sales by channel and market categories are as follows:

	Three Months Ended			Years Ended		
	February 28, 2025	February 29, 2024	Percent Change	February 28, 2025	February 29, 2024	Percent Change
U.S. Wholesale [i]	$ 378.0	$ 350.2	8%	$ 1,346.2	$ 1,458.8	(8%)
International [i]	45.8	41.8	10%	182.1	177.7	2%
DTC	23.2	21.6	7%	90.1	84.1	7%
Other	12.8	22.8	(44%)	50.5	78.6	(36%)
Wine and Spirits net sales	$ 459.8	$ 436.4	5%	$ 1,668.9	$ 1,799.2	(7%)

[i] Includes the impacts of the SVEDKA Divestiture.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(in millions)
(unaudited)

	Three Months Ended			Years Ended		
	February 28, 2025	February 29, 2024	Percent Change	**February 28, 2025**	February 29, 2024	Percent Change
Beer						
(branded product, 24-pack, 12-ounce case equivalents)						
Shipments	**85.4**	87.0	(1.8%)	**431.8**	418.1	3.3%
Depletions [1] [2]			(1.0%)			2.9%
Wine and Spirits						
(branded product, 9-liter case equivalents)						
Shipments	**5.9**	5.7	3.5%	**22.1**	23.8	(7.1%)
Organic shipments [3]	**5.9**	5.1	15.7%	**22.1**	23.2	(4.7%)
U.S. Wholesale shipments	**5.1**	5.1	0.0%	**19.2**	21.0	(8.6%)
U.S. Wholesale organic shipments [3]	**5.1**	4.5	13.3%	**19.2**	20.4	(5.9%)
Depletions [1] [3]			(2.4%)			(9.3%)

[1] Depletions represent U.S. distributor shipments of our respective branded products to retail customers, based on third-party data.

[2] Includes an adjustment to remove volumes associated with the craft beer brand divestitures for the period March 1, 2023, through May 31, 2023, included in the year ended February 29, 2024.

[3] Includes adjustments to remove volumes associated with the SVEDKA Divestiture for the period January 6, 2024, through February 29, 2024, included in the three months ended and year ended February 29, 2024.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT, INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS, AND DEPRECIATION AND AMORTIZATION INFORMATION
(in millions)
(unaudited)

Management excludes items that affect comparability from its evaluation of the results of each operating segment as these comparable adjustments are not reflective of core operations of the segments. Segment operating performance and the incentive compensation of segment management are evaluated based on core segment operating income (loss) which does not include the impact of these comparable adjustments.

	Three Months Ended			Years Ended		
	February 28, 2025	February 29, 2024	Percent Change	February 28, 2025	February 29, 2024	Percent Change
Consolidated						
Net sales	$ 2,164.2	$ 2,139.2	1%	$ 10,208.7	$ 9,961.8	2%
Gross profit	$ 1,114.7	$ 1,039.2	7%	$ 5,314.6	$ 5,017.5	6%
Operating income (loss)	$ (150.3)	$ 629.4	(124%)	$ 354.9	$ 3,169.7	(89%)
Operating margin	*(6.9)%*	*29.4 %*		*3.5 %*	*31.8 %*	
Income (loss) from unconsolidated investments	$ (92.1)	$ (34.4)	(168%)	$ (26.3)	$ (511.8)	95%
Depreciation and amortization	$ 106.2	$ 106.4	(0%)	$ 447.0	$ 429.2	4%
Comparable adjustments [1]						
Gross profit	$ 0.5	$ (9.7)	NM	$ 6.2	$ (32.8)	NM
Operating income (loss)	$ (809.2)	$ (1.3)	NM	$ (3,120.0)	$ (75.8)	NM
Income (loss) from unconsolidated investments	$ (89.2)	$ (25.2)	NM	$ (49.3)	$ (478.0)	NM
Beer						
Net sales	$ 1,704.4	$ 1,702.8	0%	$ 8,539.8	$ 8,162.6	5%
Segment gross profit	$ 909.9	$ 847.7	7%	$ 4,566.1	$ 4,214.2	8%
Segment gross margin	*53.4 %*	*49.8 %*		*53.5 %*	*51.6 %*	
Segment operating income (loss)	$ 623.8	$ 585.4	7%	$ 3,394.4	$ 3,094.4	10%
Segment operating margin	*36.6 %*	*34.4 %*		*39.7 %*	*37.9 %*	
Segment depreciation and amortization	$ 78.8	$ 81.7	(4%)	$ 341.1	$ 323.9	5%
Wine and Spirits						
Wine net sales	$ 410.0	$ 371.4	10%	$ 1,450.1	$ 1,552.1	(7%)
Spirits net sales	49.8	65.0	(23%)	218.8	247.1	(11%)
Net sales	$ 459.8	$ 436.4	5%	$ 1,668.9	$ 1,799.2	(7%)
Segment gross profit	$ 204.3	$ 201.2	2%	$ 742.3	$ 836.1	(11%)
Segment gross margin	*44.4 %*	*46.1 %*		*44.5 %*	*46.5 %*	
Segment operating income (loss)	$ 99.7	$ 111.1	(10%)	$ 325.1	$ 398.7	(18%)
Segment operating margin	*21.7 %*	*25.5 %*		*19.5 %*	*22.2 %*	
Segment income (loss) from unconsolidated investments	$ (0.9)	$ 0.6	NM	$ 30.5	$ 38.7	(21%)
Segment depreciation and amortization	$ 20.9	$ 20.7	1%	$ 84.2	$ 88.8	(5%)
Corporate Operations and Other						
Segment operating income (loss)	$ (64.6)	$ (65.8)	2%	$ (244.6)	$ (247.6)	1%
Segment income (loss) from unconsolidated investments	$ (2.0)	$ (9.8)	80%	$ (7.5)	$ (72.5)	90%
Segment depreciation and amortization	$ 6.5	$ 4.0	63%	$ 21.7	$ 16.5	32%

[1] See slide 31 for further information on comparable adjustments.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because management uses this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides our investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP.

	Three Months Ended			Years Ended		
	February 28, 2025	February 29, 2024	Percent Change	February 28, 2025	February 29, 2024	Percent Change
Operating income (loss) (GAAP)	$ (150.3)	$ 629.4	(124%)	$ 354.9	$ 3,169.7	(89%)
Comparable adjustments [1]	809.2	1.3		3,120.0	75.8	
SVEDKA Divestiture adjustment [2]	—	(10.0)		—	(10.0)	
Comparable operating income (loss) (Non-GAAP)	$ 658.9	$ 620.7	6%	$ 3,474.9	$ 3,235.5	7%
% Net sales	*30.4 %*	*29.3 %*		*34.0 %*	*32.6 %*	
Net income (loss) attributable to CBI (GAAP)	$ (375.3)	$ 392.4	(196%)	$ (81.4)	$ 1,727.4	(105%)
Net income (loss) attributable to noncontrolling interests (GAAP)	4.7	12.0		50.3	37.8	
Provision for (benefit from) income taxes (GAAP)	28.0	88.2		(51.7)	456.6	
Interest expense, net (GAAP)	100.2	102.4		411.4	436.1	
Adjusted EBIT (Non-GAAP)	(242.4)	595.0	(141%)	328.6	2,657.9	(88%)
Comparable adjustments [1]	898.4	26.5		3,169.3	553.8	
Comparable Canopy EIE (Non-GAAP) [3]	—	7.8		—	64.6	
Comparable EBIT (Non-GAAP)	$ 656.0	$ 629.3	4%	$ 3,497.9	$ 3,276.3	7%
Net income (loss) attributable to CBI (GAAP)	$ (375.3)	$ 392.4	(196%)	$ (81.4)	$ 1,727.4	(196%)
Comparable adjustments [1]	849.6	21.8		2,588.7	491.5	
Comparable Canopy EIE (Non-GAAP) [3]	—	7.2		—	58.1	
Comparable net income (loss) attributable to CBI (Non-GAAP)	$ 474.3	$ 421.4	13%	$ 2,507.3	$ 2,277.0	10%
EPS (GAAP)	$ (2.09)	$ 2.14	(198%)	$ (0.45)	$ 9.39	(105%)
Comparable adjustments [1]	4.72	0.12		14.23	2.67	
Comparable Canopy EIE (Non-GAAP) [3]	—	0.04		—	0.32	
Comparable EPS (Non-GAAP) [4]	$ 2.63	$ 2.30	14%	$ 13.78	$ 12.38	11%
Weighted average common shares outstanding - diluted [4]	180.172	183.561		181.905	183.959	

[1] See slide 46 for further information on comparable adjustments.

[2] For the period January 6, 2024, through February 29, 2024, included in the three months ended and year ended February 29, 2024.

[3] See slide 32 for further information on comparable Canopy EIE.

[4] Comparable basis diluted net income (loss) per share ("comparable EPS") may not sum due to rounding as each item is computed independently. The comparable adjustments and comparable EPS are calculated on a fully dilutive basis. On a comparable basis, for the three months ended and year ended February 28, 2025, we have included 0.259 million and 0.429 million weighted average common shares outstanding, respectively, as the effect of including these would have been anti-dilutive on a reported basis.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

The comparable adjustments that impacted comparability in our results for each period are as follows:

	Three Months Ended		Years Ended	
	February 28, 2025	February 29, 2024	**February 28, 2025**	February 29, 2024
Net gain (loss) on undesignated commodity derivative contracts	**$ 10.2**	$ (15.3)	**$ (0.3)**	$ (44.2)
Settlements of undesignated commodity derivative contracts	**3.0**	6.5	**26.8**	15.0
Strategic business reconfiguration costs	**(10.7)**	—	**(10.7)**	—
Flow through of inventory step-up	**(2.6)**	(0.9)	**(10.2)**	(3.6)
Other gains (losses)	**0.6**	—	**0.6**	—
Comparable adjustments, Gross profit	**0.5**	(9.7)	**6.2**	(32.8)
Goodwill and intangible assets impairment	**(547.7)**	—	**(2,797.7)**	—
Assets held for sale impairment	**(478.0)**	—	**(478.0)**	—
Restructuring and other strategic business reconfiguration costs	**(49.4)**	(22.7)	**(79.3)**	(46.3)
Transition services agreements activity	**(6.7)**	(7.0)	**(22.6)**	(24.9)
Transaction, integration, and other acquisition-related costs	**(0.3)**	—	**(1.2)**	(0.6)
Gain (loss) on sale of business	**266.0**	—	**266.0**	(15.1)
Insurance recoveries	**—**	55.1	**—**	55.1
Other gains (losses)	**6.4**	(17.0)	**(13.4)**	(11.2)
Comparable adjustments, Operating income (loss)	**(809.2)**	(1.3)	**(3,120.0)**	(75.8)
Comparable adjustments, Income (loss) from unconsolidated investments	**(89.2)**	(25.2)	**(49.3)**	(478.0)
Comparable adjustments, Adjusted EBIT	**(898.4)**	(26.5)	**(3,169.3)**	(553.8)
Comparable adjustments, Interest expense, net	**(2.5)**	—	**(2.8)**	(1.7)
Comparable adjustments, (Provision for) benefit from income taxes	**47.2**	4.7	**579.3**	64.0
Comparable adjustments, Noncontrolling interests	**4.1**	—	**4.1**	—
Comparable adjustments, Net income (loss) attributable to CBI	**$ (849.6)**	$ (21.8)	**$ (2,588.7)**	$ (491.5)

Undesignated commodity derivative contracts
Net gain (loss) on undesignated commodity derivative contracts represents a net gain (loss) from the changes in fair value of undesignated commodity derivative contracts. The net gain (loss) is reported outside of segment operating results until such time that the underlying exposure is recognized in the segment operating results. At settlement, the net gain (loss) from the changes in fair value of the undesignated commodity derivative contracts is reported in the appropriate operating segment, allowing the results of our operating segments to reflect the economic effects of the commodity derivative contracts without the resulting unrealized mark to fair value volatility.

Strategic business reconfiguration costs/Restructuring and other strategic business reconfiguration costs
We recognized costs in connection with certain activities which are intended to streamline, increase efficiencies, and reduce our cost structure primarily within our Wine and Spirits segment.

Flow through of inventory step-up
In connection with acquisitions, the allocation of purchase price in excess of book value for certain inventories on hand at the date of acquisition is referred to as inventory step-up. Inventory step-up represents an assumed manufacturing profit attributable to the acquired business prior to acquisition.

Goodwill and intangible assets impairment
We recognized goodwill and intangible assets impairments in connection with continued negative trends within our Wine and Spirits business primarily attributable to our U.S. wholesale market, driven by declines in both the overall wine market and in our mainstream and premium wine brands.

Assets held for sale impairment
We recognized an impairment in connection the expected sale primarily centered around our remaining mainstream wine brands and associated wineries, vineyards, offices, and facilities.

Transition services agreements activity
We recognized costs in connection with transition services agreements related to the previous sale of a portion of our wine and spirits business.

(in millions, except per share data)

Transaction, integration, and other acquisition-related costs

We recognized costs in connection with our investments, acquisitions, and divestitures.

Gain (loss) on sale of business

We recognized a net gain (loss) from the (i) SVEDKA Divestiture (three months ended and year ended February 28, 2025) and (ii) divestitures related to the craft beer business (year ended February 29, 2024).

Insurance recoveries

We recognized business interruption and other recoveries largely related to severe winter weather events.

Other gains (losses)

Primarily includes the following:

	Three Months Ended		Years Ended	
	February 28, 2025	February 29, 2024	February 28, 2025	February 29, 2024
Net loss on foreign currency as a result of the resolution of various tax examinations and assessments	$ —	$ —	$ (20.7)	$ —
Net loss from changes in the indemnification of liabilities associated with prior period divestitures	$ —	$ (18.3)	$ —	$ (12.7)
Decreases in estimated fair values of contingent liabilities associated with prior period acquisitions	$ 7.0	$ 2.0	$ 7.0	$ 2.0

Comparable adjustments, Income (loss) from unconsolidated investments

Primarily includes the following:

	Three Months Ended		Years Ended	
	February 28, 2025	February 29, 2024	February 28, 2025	February 29, 2024
Unrealized gain (loss) from the changes in fair value of securities measured at fair value	$ (45.4)	$ —	$ (47.9)	$ (85.4)
Equity method investments impairment	$ (6.3)	$ —	$ (8.7)	$ (136.1)
Net gain (loss) in connection with Canopy exchangeable shares	$ (37.5)	$ —	$ 7.2	$ —
Comparable adjustments to Canopy EIE (see page 48 for further information)	$ —	$ (25.2)	$ —	$ (256.7)

Comparable adjustments, Interest expense, net

We (i) wrote-off accrued interest income related to a convertible note issued to equity method investments for the years ended February 28, 2025, and February 29, 2024, and (ii) recognized losses from the write-off of an unamortized discount and debt issuance costs in connection with the repayment of outstanding term loan facility borrowings for the year ended February 29, 2024.

Comparable adjustments, (Provision for) benefit from income taxes

The effective tax rate applied to each comparable adjustment amount is generally based upon the jurisdiction in which the comparable adjustment was recognized. We recognized a benefit from income taxes for the three months ended and year ended February 28, 2025, resulting from the goodwill impairment, net of the non-deductible portion. Comparable adjustments, (Provision for) benefit from income taxes also include items solely impacting income taxes and largely consist of the following:

	Three Months Ended		Years Ended	
	February 28, 2025	February 29, 2024	February 28, 2025	February 29, 2024
Net income tax benefit recognized as a result of a legislative update in Switzerland	$ —	$ 4.9	$ —	$ 9.6
Net income tax benefit recognized as a result of the sale of the remaining assets at the Mexicali Brewery	$ 16.4	$ —	$ 22.2	$ —
Net income tax benefit recognized as a result of a change in tax entity classification	$ —	$ —	$ —	$ 31.2
Net income tax expense recognized for adjustments to valuation allowances	$ (73.3)	$ —	$ (14.9)	$ —
Net income tax (expense) benefit recognized as a result of the resolution of various tax examinations and assessments related to prior periods	$ (1.9)	$ —	$ 127.8	$ —

Comparable adjustments, Noncontrolling interests

The noncontrolling interest portion recognized as the result of a net income tax expense for the resolution of various tax examinations and assessments related to prior periods.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

Canopy Equity Earnings (Losses) and Related Activities ("Canopy EIE")

Non-GAAP Canopy EIE financial measures for the three months ended and year months ended February 29, 2024, are provided because management used this information to separately monitor our former equity method investment in Canopy. Financial measures excluding Canopy EIE are non-GAAP and are provided because management used this information in evaluating the results of our core operations which management determined did not include our former equity method investment in Canopy. In addition, we believe this information provides our investors valuable insight to understand how management views the Company's performance and on underlying business trends and results in order to evaluate year-over-year financial performance of our ongoing core business, including relative to industry competitors.

(in millions)	For the Three Months Ended February 29, 2024	For the Year Ended February 29, 2024
Equity earnings (losses) and related activities, Canopy EIE (GAAP) [1]	$ (33.0)	$ (321.3)
(Provision for) benefit from income taxes [2]	1.3	9.9
Net income (loss) attributable to CBI, Canopy EIE (GAAP) [1]	$ (31.7)	$ (311.4)
Equity earnings (losses) and related activities, Canopy EIE (GAAP) [1]	$ (33.0)	$ (321.3)
Net (gain) loss on fair value financial instruments	21.7	29.9
(Gain) loss on dilution of Canopy stock ownership	0.1	16.6
Acquisition costs	0.8	5.1
Restructuring and other strategic business reconfiguration costs	4.6	160.9
Goodwill impairment	—	14.1
Net (gain) loss on discontinued operations	(2.1)	22.9
Other (gains) losses	0.1	7.2
Comparable adjustments, Canopy EIE	25.2	256.7
Comparable equity earnings (losses), Canopy EIE (Non-GAAP) [1]	(7.8)	(64.6)
Comparable (provision for) benefit from income taxes (Non-GAAP) [2]	0.6	6.5
Comparable net income (loss) attributable to CBI, Canopy EIE (Non-GAAP) [1]	$ (7.2)	$ (58.1)

	For the Three Months Ended February 29, 2024	For the Year Ended February 29, 2024
EPS, Canopy EIE (GAAP)	$ (0.17)	$ (1.69)
Comparable adjustments, Canopy EIE	0.13	1.38
Comparable EPS, Canopy EIE (Non-GAAP) [3]	$ (0.04)	$ (0.32)

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

	Years Ended					
	February 28, 2025			February 29, 2024		
	Income (loss) before income taxes	(Provision for) benefit from income taxes [2]	Effective tax rate [4]	Income (loss) before income taxes	(Provision for) benefit from income taxes [2]	Effective tax rate [4]
Reported basis (GAAP)	$ (82.8)	$ 51.7	**62.4 %**	$ 2,221.8	$ (456.6)	20.6 %
Comparable adjustments	3,172.1	(579.3)		555.5	(64.0)	
Comparable basis, Canopy EIE (Non-GAAP)	—	—		(64.6)	6.5	
Comparable basis (Non-GAAP)	$ 3,089.3	$ (527.6)	**17.1 %**	$ 2,841.9	$ (527.1)	18.5 %

(1) Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.

(2) The benefit from income taxes effective tax rate applied to our Canopy EIE is generally based on the tax rates of the legal entities that hold our investment. The comparable adjustment effective tax rate applied to each comparable adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized.

(3) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable EPS are calculated on a fully dilutive basis.

(4) Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which serves as the basis for the reconciliation to the comparable non-GAAP financial measure.

Operating Income Guidance

	Guidance Range for the Year Ending February 28, 2026		Actual for the Year Ended February 28, 2025	Percentage Change	
Operating income (GAAP)	**$ 3,069**	**$ 3,134**	**$ 354.9**	**765 %**	**783 %**
Comparable adjustments [1]	64	64	3,120.0		
SVEDKA Divestiture adjustment [2]	—	—	(34.9)		
2025 Wine Divestitures Transaction adjustment [3]	—	—	(209.8)		
Comparable operating income (Non-GAAP)	**$ 3,133**	**$ 3,198**	**$ 3,230.2**	**(3)%**	**(1)%**

(1) Comparable adjustments include: [4] [5]

	Estimated for the Year Ending February 28, 2026	Actual for the Year Ended February 28, 2025
Transition services agreements activity	$ 21	$ 22.6
Flow through of inventory step-up	$ 3	$ 10.2
Goodwill and intangible assets impairment	$ —	$ 2,797.7
Assets held for sale impairment	$ —	$ 478.0
Restructuring and other strategic business reconfiguration costs	$ 40	$ 90.0
Other (gains) losses	$ —	$ 12.8
Transaction, integration, and other acquisition-related costs	$ —	$ 1.2
Net (gain) loss on undesignated commodity derivative contracts	$ —	$ 0.3
(Gain) loss on sale of business	$ —	$ (266.0)
Settlements of undesignated commodity derivative contracts	$ —	$ (26.8)

(2) Amount reflects gross profit less marketing attributable to the SVEDKA Divestiture for the period March 1, 2024, through January 5, 2025.

(3) Amount reflects gross profit less marketing attributable to the pending agreement to fully divest and, in certain instances, exclusively license the trademarks of a portion of our wine and spirits business, primarily centered around our remaining mainstream wine brands and associated inventory, wineries, vineyards, offices, and facilities (the "2025 Wine Divestitures Transaction") for the period June 1, 2024, through February 28, 2025.

(4) See page 46 for further information on comparable adjustments.

(5) May not sum due to rounding.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

EPS Guidance	Guidance Range for the Year Ending February 28, 2026				Actual for the Year Ended February 28, 2025	
Forecasted EPS (GAAP)	$	12.33	$	12.63	$	(0.45)
Comparable adjustments [1]		0.27		0.27		14.23
Forecasted comparable EPS (Non-GAAP) [2]	$	12.60	$	12.90	$	13.78

[1] Comparable adjustments include: [2][3]	Estimated for the Year Ending February 28, 2026		Actual for the Year Ended February 28, 2025	
Transition services agreements activity	$	0.09	$	0.09
Flow through of inventory step-up	$	0.01	$	0.04
Goodwill and intangible assets impairment	$	—	$	13.30
Assets held for sale impairment	$	—	$	2.00
Restructuring and other strategic business reconfiguration costs	$	0.17	$	0.37
(Income) loss from unconsolidated investments	$	—	$	0.26
Other (gains) losses	$	—	$	0.08
Net income tax expense recognized for adjustments to valuation allowances	$	—	$	0.08
Loss of interest income on write-off of a convertible note	$	—	$	0.02
(Gain) loss on sale of business	$	—	$	(1.07)
Net income tax benefit recognized as a result of the resolution of various tax examinations and assessments related to prior periods	$	—	$	(0.73)
Net income tax benefit recognized as a result of the sale of the remaining assets at the Mexicali Brewery	$	—	$	(0.12)
Settlements of undesignated commodity derivative contracts	$	—	$	(0.11)

[2] May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable EPS are calculated on a fully dilutive basis.

[3] See page 46 for further information on comparable adjustments.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

Free Cash Flow Guidance

Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

	Range for the Year Ending February 28, 2026	
Net cash provided by operating activities (GAAP)	**$ 2,700**	**$ 2,800**
Purchase of property, plant, and equipment	(1,200)	(1,200)
Free cash flow (Non-GAAP)	**$ 1,500**	**$ 1,600**

	Years Ended	
	February 28, 2025	February 29, 2024
Net cash provided by operating activities (GAAP)	**$ 3,152.2**	**$ 2,780.0**
Purchase of property, plant, and equipment	(1,214.1)	(1,269.1)
Free cash flow (Non-GAAP)	**$ 1,938.1**	**$ 1,510.9**